Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

C&J Employee Email

From: Communications <Communications@cjes.com> On Behalf Of Don Gawick

Sent: Monday, June 17, 2019

To: Communications <Communications@cjes.com>

Subject: PLEASE READ: C&J Energy Services and Keane Group Announce Merger

C&J Energy Services and Keane Group Announce Merger

C&J Family,

I want to share some exciting news about the future of our company. This morning we announced that C&J and Keane Group will combine in a merger of equals transaction, which is a 50/50 merger of two similarly-sized companies. This merger will unite two great oilfield-services companies to create one of the largest well completion and production services companies in the U.S. A copy of the press release we issued this morning is attached to this email.

I am sure that most of you are familiar with Keane and know that Keane has a completion-services business. Together, C&J and Keane will be an industry-leading, diversified oilfield-services provider, benefitting from an even more prominent presence in the most active U.S. basins. In addition, with our shared legacy of innovative R&D and a strong balance sheet, we will be well-positioned to further invest in the technology and innovation that will set the course for the future of our industry.

Keane is a well-respected company that shares our core values and commitment to safety, integrity and strong community relationships. I truly believe Keane’s people, assets and culture will be a natural and highly complementary fit with C&J. Both companies recognize that our people are our greatest asset, and we expect the combined company to leverage the expertise and talent of both organizations. I am very proud of our C&J Family and what we’ve accomplished together—

especially our resilience, dedication and commitment to operating safely and efficiently. C&J would not be the company it is today without your hard work and commitment. Working alongside our Keane colleagues, we will build upon our successes, expanding and deepening our service capabilities and reaching new customers.

I am confident that this combination represents an outstanding opportunity for our people. I strongly believe that both C&J and Keane team members will benefit from substantial opportunities for career growth and development as part of a much larger company.

This transaction is truly meant to be a combination of two great companies. As I mentioned, it will be a 50/50 merger, with 50/50 ownership by the current shareholders of both companies and a Board composed half of Keane members and half of our members. Following the close of the transaction, Patrick Murray, Chairman of the C&J Board of Directors, will serve as the Chair of the combined company’s Board, and Robert Drummond, Keane’s Chief Executive Officer, will serve as President and CEO of the combined company. In addition, JK van Gaalen, CFO of C&J, will serve as Executive Vice President and Chief Financial Officer of the combined company, and Greg Powell, Keane’s current President and CFO, will serve as Executive Vice President and Chief Integration Officer of the combined company. Additional senior executives for the combined company will be selected from senior leadership at both organizations and named prior to the close of the transaction. The combined company will optimize Keane’s and C&J’s existing Houston facilities, with the corporate headquarters located here at 3990 Rogerdale.

I realize that the changes to executive structure are significant, but I want to assure you that I fully support this decision. It was unanimously approved by our Board of Directors, including myself. I have known and respected Robert for more than 25 years. We actually worked together in our earlier careers at Schlumberger, and I am very confident in his ability to lead our combined teams.

While there are many reasons to be excited about this announcement, please keep in mind that we are in the early stages. Until the transaction is complete, it is “business as usual” for both Keane and C&J. We will continue to operate as separate companies, and we continue to be true competitors. We must avoid sharing sensitive and confidential information with anyone on the Keane side, including discussions of confidential pricing, bid terms, integration-planning efforts and customer strategy.

Our integration-planning efforts will be led by a designated committee that will include both myself and Robert, as well as the CFOs from both companies and other team members from both companies. We expect the merger to close in the fourth quarter of 2019, following C&J and Keane shareholder approval, regulatory approvals and receipt of other customary closing conditions. Until then, it’s important that you remain focused on your day-to-day responsibilities and delivering every time for our customers—with safety top of mind.

We are committed to openness and transparency throughout this process and will make every effort to keep you updated on important developments. Please see the attached FAQ document, which may help address some of your initial questions.

To give you an opportunity to learn more about this exciting milestone for C&J, I will be hosting an Employee Town Hall later this morning at 10 a.m. CT. Those here in Houston can join me in the Corporate Training Room. The Town Hall will be streamed online real-time via our Livestream platform and archived for those who are unable to tune in. Be on the lookout for a separate email with additional information on how to view the Town Hall. You are also invited to listen to the webcast of our investor call happening this morning, which will be available on the C&J website.

Finally, this news may generate some media attention, and it is important for us to speak with one voice. I ask that you refer any calls from outside parties to our Executive Vice President, General Counsel, and Chief Risk & Compliance Officer, Danielle Hunter, at Danielle.Hunter@cjes.com.

On behalf of our Board and executive team, I want to thank you for everything you’ve done and are doing for C&J. We are thankful to have such an incredible group of committed, talented and passionate people. Your hard work and commitment to excellence have made C&J a world-class organization, and we must maintain our passion and remain focused on our priorities—delivering the highest level of customer service with quality, safety, integrity and innovation.

Thank you for your dedication to C&J and for the great work you do each and every day. I look forward to the bright future ahead for the C&J Family.

Sincerely,

Don

Don Gawick

President and CEO

C&J Energy Services

3990 Rogerdale

Houston, TX 77042

This communication is the property of C&J Energy Services and may contain confidential or privileged information. Unauthorized use of this communication is strictly prohibited and may be unlawful. If you have received this communication in error, please immediately notify the sender by reply e-mail and destroy all copies of the communication and any attachments.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,”

“may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane Group Inc.’s (“Keane”) and C&J Energy Services, Inc.’s (“C&J”) control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Keane intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane. Each of Keane and C&J also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Keane and C&J. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Keane and C&J, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane will be available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-260-9986.

Participants in the Solicitation

Keane, C&J and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Keane or C&J using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.